Exhibit 12.1

AECOM

COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited)

	Year Ended					Nine Months Ended
	September	September	September	September	September
	30, 2014	30, 2013	30, 2012	30, 2011	30, 2010	June 30, 2015(1)	June 30, 2014
	(In millions, except for ratio)
Earnings:
Income from operations	$257	$312	$(31)	$339	$320	$(270)	$171
Add:
Fixed charges	90	92	94	100	59	388	66
Amortization of capitalized interest	2	2	2	2	1	20	2
Distributed income of equity investees	24	31	26	37	8	108	18
Less:
Capitalized interest	7	2	—	7	6	86	3
Noncontrolling interest	(3)	(4)	(2)	(8)	(12)	(58)	(2)

Total Earnings	$369	$439	$93	$479	$394	$218	$256

Fixed charges:
Interest expense	41	$45	$47	$42	$11	240	31
Capitalized interest	7	2	—	7	6	86	3
Interest component of rent expense	42	45	47	51	42	62	32

Total fixed charges	$90	$92	$94	$100	$59	$388	$66

Consolidated ratio of earnings to fixed charges	4.1	4.8	1.0	4.8	6.7	n/a	3.9

(1)                       Earnings for the nine months ended June 30, 2015 were inadequate to cover fixed charges primarily due to acquisition and integration expenses and the corresponding interest related to the acquisition of URS Corporation. The coverage deficiency was approximately $170 million.